Exhibit 99.1

NeoGames Receives Notice Regarding NASDAQ Continued Listing Standards

April 28, 2023: NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the “Company”), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today that it received a notice of deficiency (the “Notice”) from the Nasdaq Stock Market (“Nasdaq”). The non-compliance cited by Nasdaq in the Notice is the result of the previously-announced departure of Ms. Lisbeth McNabb from her position on the audit committee of the Company’s board of directors. With the departure of Ms. Lisbeth McNabb, the Company is currently not in compliance with Nasdaq Listing Rule 5605 requiring three members on its audit committee.

The Notice indicates that, pursuant to Nasdaq Listing Rule 5605(c)(4), the Company is entitled to a cure period for the Company to regain compliance (the “Cure Period”), which shall extend no later than October 18, 2023.

The Company is actively searching for an additional independent director for its audit committee and expects to fill the current vacancy and appoint a third independent director to the audit committee of the Company’s board of directors as soon as possible and within the Cure Period.
The Notice has no immediate impact on the listing of the Company’s ordinary shares, which will remain listed and traded on Nasdaq during the Cure Period, subject to the Company’s continued compliance with other Nasdaq listing requirements.

About NeoGames
NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators. The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. The recent strategic acquisition of Aspire Global Group enables NeoGames to offer the most comprehensive portfolio across iLottery, an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B Gaming tech and Managed Services. NeoGames remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

Forward-looking statement:
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s intention and expected timeline to fill the current vacancy and appoint a third independent director to the audit committee of the Company’s board of directors as soon as possible and within the Cure Period to cure the Nasdaq deficiency and the continued trading of the Company’s ordinary shares on Nasdaq, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are subject to risks, uncertainties, and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors including, without limitation the risk factors set forth in Item 3.D. “Key Information-Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2022, to be filed with the Securities and Exchange, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts
Investor Contact:
ir@neogames.com
Media Relations:
pr@neogames.com

NeoGames S.A
63-65, Rue de Merl,
L-2146 Luxembourg
Neogames.com